UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Strategically Expands Managed Fleet; Obtain Rights to Manage Amphibious Container Leasing Limited’s Fleet”, dated April 16, 2009.

Exhibit

1.	Press release dated April 16, 2009

Exhibit 1

Textainer Group Holdings Limited Strategically Expands Managed Fleet

Obtains Rights to Manage Amphibious Container Leasing Limited’s Fleet

HAMILTON, Bermuda Apr 16, 2009 (BUSINESS WIRE) – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported that it entered into an agreement with Amphibious Container Leasing Limited (“Amficon”) to purchase the rights to manage Amficon’s 150,000 twenty-foot equivalent unit (“TEU”) container fleet effective as of May 1, 2009. As a result of this purchase, Textainer will now operate a fleet of approximately 2.2 million TEU.

John Maccarone, President and CEO of Textainer, commented: “With this agreement, Textainer has once again capitalized on an attractive opportunity with a view toward strengthening the Company’s leading industry position and increasing its earnings power in a prudent manner. Importantly, we expect this acquisition of management rights to provide the Company with economies of scale by reducing our overhead cost per container below its already very low level. Additionally, Amficon’s significant number of flat rack and open top containers will more than double Textainer’s fleet of specialized containers, a market segment in which we have made a decision to grow as we are focused on strategically increasing the scope of our service in a profitable manner. Going forward, we plan to continue to utilize our management’s expertise and our financial strength, which includes over $300 million of liquidity with its credit facilities and available cash, to take advantage of the current market conditions and seek opportunities in acquisitions, purchase-leasebacks and long-term lease transactions that we expect will be accretive to earnings. In accomplishing this critical objective, we remain dedicated to utilizing Textainer’s experience, size and scope to best serve its customers.”

Basil Henley, Managing Director of Amficon, commented, “We are very proud of Amficon’s achievements, having built up a world class leasing company with a strong presence in the specialized container market. However, we firmly believe that the container leasing business should continue to consolidate in order to achieve further financial and operational efficiencies and are excited to work with the industry leader. Given Textainer’s favorable reputation and experience, we felt that they were the best choice for this agreement. I would like to thank our customers and our suppliers for their enduring and close relationships with Amficon over the years; and I would like to give particular thanks to my colleagues within Amficon, whose unrivaled dedication and loyal support has made Amficon an outstanding company.”

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, without limitation, statements regarding the Company’s expectation that (i) its acquisition of management rights to Amficon’s container fleet will provide the Company economies of scale by reducing its overhead cost per container and (ii) the Company’s expectation that its management’s expertise and financial strength will allow it to take advantage of the current market conditions and seek opportunities in acquisitions, purchase-leasebacks and long-term lease transactions that it expects will be accretive to earnings. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the possibility that the economies of scale, cost savings, and any other synergies expected from the acquisition may not be fully realized or may take longer to realize than expected; the risk that the acquisition could present unforeseen integration obstacles or costs; the continued downturn and other adverse developments in the global economy; the Company’s continued ability to finance any future transactions, including the Company’s continued borrowing availability under its debt facilities; and other risks and uncertainties, including those set forth in the Company’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3, “Key Information—Risk Factors” and Item 5, “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on March 16, 2009.

The Company’s views, estimates, plans and outlook as described in this press release may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We currently have a total of more than 1.3 million containers, representing over 2,000,000 TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease refrigerated and other specialized containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold more than 170,000 containers during the last two years. We provide our services worldwide via a network of 14 regional and area offices and over 330 independent depots in more than 130 locations.

About Amphibious Container Leasing Limited

Amficon was founded in 1972 by Robert Henley to take advantage of the growth of the international container rental market, focusing particularly on the niche market of specialized containers. Amficon is based in the United Kingdom and leases containers to more than 100 lessees, including 19 of the world’s 20 largest shipping lines. Amficon operates a fleet of some 150,000 TEU of relatively new, high quality containers including standard dry freight, flat rack and open top units. Amficon is a member of the Institute of International Container Lessors and the Containers Owners Association.

SOURCE: Textainer Group Holdings Limited

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

or

Amphibious Container Leasing Limited

Mr. Basil Henley, +44-1252-812266

Managing Director

basil.henley@amficon.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone President and Chief Executive Officer